UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MiMedx Group, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

1775 West Oak Commons Ct.

(Address of Principal Executive Office (Street and Number))

Marietta, Georgia 30062

(City, State and Zip)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As first disclosed in the press release dated February 20, 2018, which was also furnished on Form 8-K on such date, MiMedx Group, Inc. (the “Company”) has not been able to timely file its Form 10-K for the year ended December 31, 2017. The Audit Committee of the Company’s Board of Directors has engaged independent legal and accounting advisors to conduct an internal investigation into current and prior-period matters concerning sales and distribution practices and other matters. As disclosed in the press release dated November 7, 2018, which was also furnished on Form 8-K on such date, the Company indicated to the Nasdaq Hearings Panel on October 31, 2018 that the Company is assessing revenue recognition for all of the Company’s sales since January 1, 2012. The Company will not be in a position to file its Form 10-K for the year ended December 31, 2017 or any Forms 10-Q for quarters ending after December 31, 2017 until the conclusion of the Audit Committee’s internal investigation and the finalization of the Company’s review of the accounting and assessment of revenue recognition for sales since January 1, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Borkowski, Interim Chief Financial Officer	(770)	651-9100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company failed to file its annual report on Form 10-K for the year ended December 31, 2017 and its Forms 10-Q for the quarter ended March 31, 2018 and the quarter ended June 30, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not able to provide a quantitative description of changes in its results of operations between current and prior periods until the Company’s Audit Committee investigation and the Company’s review of the accounting and assessment of revenue recognition (each, as described above) are completed.

MiMedx Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2018	By	/s/ Edward Borkowski
Edward Borkowski
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).